UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 07, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes           No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes           No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No X
Enclosure: Press release: AngloGold Q2 Operating Results Solid; Plans Overhead Savings
up to $482m.

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
7 August 2013
AngloGold Q2 Operating Results Solid; Plans Overhead Savings up to $482m
Solid gold production of 935koz, in-line with guidance provided for the period of 900-950k oz; up 4% from Q1.
- Total cash costs of $898/oz, better than the adjusted guidance range for the period of
$900/oz and $920/oz.
- $1.25bn bond issue provides additional liquidity; improves debt maturity profile.
- Net debt at 30 June 2013 was $2.78bn, reflecting a net debt to EBITDA ratio of 1.56 times.
- Capital expenditure for 2013 reduced from $2.1bn to $1.95bn-$2.0bn.
- Tropicana is ahead of schedule and remains within budget; commissioning underway.
- Kibali is progressing well and remains on budget and on schedule for production as early as October.
- No second-quarter dividend declared given volatile environment; dividend to be reviewed at year-end resumption to bi-annual dividend schedule.
- All Injury Frequency Rate (AIFR) in the quarter was 7.61 per million hours worked, 11%
year-on-year improvement.
(ANGLOGOLD ASHANTI) – AngloGold Ashanti today posted a solid operating result for the second quarter and provided an update on potential savings and efficiency improvements of as much as $482m next year that will help improve operating margins.

New Chief Executive Officer Srinivasan Venkatakrishnan (Venkat), appointed in May, is aiming to more than halve corporate costs next year from their 2012 levels, while narrowing the focus on its expensed exploration and evaluation programme to three core regions.
Together, these two elements of overhead expenditure, which accounted for $752m in 2012, are expected to decline to between $270m and $315m next year. Complementing these cost improvements is new production from the Tropicana mine in Australia, expected to start production before the end of next month, and the Kibali joint venture in the Democratic
Republic of Congo, which is slated to pour its first ounce of gold in October.

“We have adopted a decisive, two-pronged response to this weaker gold price environment, focused on revenue enhancement and improving efficiencies by addressing costs at a number of levels,” Venkat said. “Our two important new mines are expected to contribute approximately 550,000oz to 600,000oz of new annual production next year at below our current average cost, improving the group’s cash cost and cash flow profile.”

Production for the three months to June 30 was 935,000oz at a total cash cost of $898/oz, compared to 899,000oz at $894/oz the previous quarter, and to AngloGold Ashanti’s guidance of 900,000oz to 950,000oz at total cash costs of $900/oz to $950/oz. The result was aided by improvements from mines in Continental Africa region, as well as from Serra
Grande in Brazil.

In addition to the reduced overhead costs and new production, AngloGold Ashanti is also targeting further reductions in operating costs at its mines, lowering capital expenditure and the sale of assets that may improve the overall quality of its portfolio.

AngloGold Ashanti also moved to strengthen its balance sheet, improve liquidity and extend debt maturities by the successful issue last month of $1.25bn in new bonds maturing in seven years. The proceeds will be used to offer early repayment of the $732.5m convertible bond that matures in May, while the surplus provides additional liquidity if needed, during the current volatile market conditions.

The gold price has traded significantly lower this year, with current levels of around
$1,290/oz considerably weaker than about $1,600/oz recorded at the end of 2012.
AngloGold Ashanti posted an adjusted headline loss of $135m during the quarter, which included the impact of the reduced gold price during the quarter and the consequential write down of ore stockpiles, necessitated by the lower bullion price, as well as retrenchment costs.

While these sweeping changes are underway across the company’s portfolio, the company will maintain its focus on safety. During the second quarter, two employees died in work-
related accidents at AngloGold Ashanti’s West Wits region in South Africa. No fatalities have been recorded at any other area of the business in 2013 and the Continental Africa region, comprising eight mines in five countries across the continent, did not record a single lost-
time injury in June 2013.

“While the work to refocus the business continues at a strong pace and in a challenging environment, our first priority remains to operate safely as we work to deliver value to our stakeholders,” Venkat said. “We recognise that there remains much room for improvement and we will continue to look for innovative ways to reach our ultimate goal of zero harm in the workplace.”

Production in the third quarter is forecast* at 950,000oz to 1Moz at total cash cost of $860/oz to $890/oz.

JSE Sponsor: UBS South Africa (Pty) Limited
ENDS
*Both cost and production estimates are subject to unfavourable revisions in light of recent labour-
related challenges in South Africa. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Please refer to the risk factors in the prospectus supplement to AngloGold Ashanti’s prospectus dated 17 July 2012, that was filed with the Securities and Exchange Commission (“SEC”) on 26 July 2013 and is available at the SEC’s home page at
http://www.sec.gov.
Contacts
Media
Tel:
E-mail:
Alan Fine
+27-11 637- 6383 / +27 (0) 83 250 0757
afine@anglogoldashanti.com
Chris Nthite
+27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors
Stewart Bailey
+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)     +1 212 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)             +44 779 497 7881 / +44 1225 93 8483
mbedford@anglogoldashanti.com
General inquiries
investors@anglogoldashanti.com

Disclaimer
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. These forward-
looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-
looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the prospectus supplement to AngloGold Ashanti’s prospectus dated 17 July 2012 that was filed with the
SEC on 26 July 2013. These factors are not necessarily all of the important factors that could cause
AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 07, 2013
By:       /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title:    Group General Counsel and Company
Secretary